DSM Press Release

RECEIVED

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
T[redacted]0680

2007 JUL 13 P 1:19

DSM

07025366

SUPPL

Heerlen (NL), 5 July 2007

DSM acquires cosmetic active ingredient specialist Pentapharm

Royal DSM N.V. today announces that privately owned Pentapharm Holding Ltd. and DSM Nutritional Products Ltd. have signed an agreement on the sale and purchase of 100% of the Pentapharm's shares to DSM. Pentapharm, headquartered in Basel (Switzerland) with sales revenues of some EUR 40 million, employs about 200 people at locations in Switzerland, Japan and Brazil. Pentapharm holds a global leading position in the development and production of active ingredients and system solutions for the cosmetics industry and is also present in niche pharmaceutical and diagnostics markets. Pentapharm is particularly well known for its capabilities in innovation which have won it high regard amongst customers and strong brand recognition in the industry.

Pentapharm's patent-protected cosmetic active ingredients meet consumers' increasing demand for effective self-tanning, body-slimming and whitening products. Examples are Erythrulose for self-tanning, Syn®-Ake, an anti-wrinkle synthetic tripeptide, and Vialox®, a highly effective topical alternative to botox injections against expression lines. Supported by the global wellness trend such cosmetic active ingredients benefit from the highest growth rates within the Personal Care ingredients market. In the pharmaceutical and diagnostics field Pentapharm offers specialized products for niche applications in the context of human blood coagulation disorders.

With the acquisition of Pentapharm, DSM Nutritional Products will further strengthen its Number 1 position as the global leading supplier of active ingredients for Skin and Sun Care. The parties have agreed not to disclose financial details of the transaction.

'We are very pleased with this acquisition, as it further enriches our existing Personal Care portfolio of vitamins and sun-filters with highly specialized actives based on innovative technologies. Pentapharm's products and brands are well-positioned and are an attractive platform for launching some of the new products we have in the pipeline', commented Krijn Rietveld, Senior Vice President and Head of New Business Development, DSM Nutritional Products.

Stephan Tanda, Member of the Managing Board of DSM and responsible for the Nutrition Cluster of DSM, added: *'This is a great step in boosting our innovation potential in Personal Care, one of the key areas we are committed to build in order to achieve the ambitious growth targets set out in our Vision 2010 strategy.'*

dlw 7/19

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

DSM Nutritional Products
DSM Nutritional Products is the world's leading supplier of vitamins, carotenoids and other fine chemicals to the feed, food, pharmaceutical and cosmetic industries. The company will maintain its tradition as a pioneer in the discovery of new products, new formulations and attractive applications for all industry segments.
For further information please visit www.dsmnutritionalproducts.com .

More information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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